INVICTUS The Cannabis Company

PRESS RELEASE	January 16, 2019

CANNAMERICA AND INVICTUS PROVIDE UPDATE ON HEMP AND
CBD JOINT VENTURE

Vancouver, BC, January 16, 2019 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to provide an update on its binding letter of intent ("LOI") to create a joint venture with Cannamerica Brands Corp. ("CannAmerica") (CSE: CANA) (OTCQB: CNNXF) and CBDistribution Company Ltd. ("CBDC") (collectively the "Joint Venture") that was previously announced on January 7, 2019 with the intention of acquiring hemp biomass for extraction into CBD isolate using purpose-built facilities for large scale CBD extraction.

The Joint Venture has entered into a binding LOI with Z3 Sciences, LLC (“Z3”) to purchase 80% of the membership interests of Z3 for aggregate consideration, including performance incentives, of USD$42.25 million. Z3 is expected to provide the Joint Venture with existing extraction contracts from extracting Hemp biomass into CBD isolate. The current wholesale cost for CBD Isolate is in the range of USD$5,000 to USD$7,000 per kilogram. Z3 existing extraction contracts range from USD$20 to USD$30 per input pound of hemp biomass plus USD$1 to USD$2 per finished gram of CBD isolate. The current facility has the capacity to process up to 50,000 lbs of hemp biomass per month with a yield of approximately 2,500 kg’s of CBD isolate per month.

The existing management team at Z3 consists of experienced operators that are expected to continue to operate the extraction facilities in Colorado where Z3 currently resides. The Z3 team includes:

  Jacob Tupper, Co-Founder and Chairman, specializes in structuring contracts and creating large scale CBD deals to open expansion opportunities;
  Ben Metzker, Co-Founder, has founded multiple companies ranging from digital marketing, software, consulting and most recently manufacturing and production of CBD from hemp. He has helped companies and people to grow their personal and professional brands resulting in over USD$100 million in increased revenue and profits;
  Winston Cook, CEO, is an experienced C-level executive with a demonstrated history of working in the marketing and advertising industry with digital strategy, search engine optimization, customer acquisition, advertising, and sales; and
  Chris Mansfield, COO, has over 15 years of experience in all operations of the information technology solutions, systems integration, and professional services industries;

Subject to Board approval, stock exchange approval and completion of satisfactory due diligence, the Joint Venture and Z3 intend to enter into a definitive purchase agreement on or before March 17, 2019. Consideration for the acquisition consists of:

1)	Common shares of CANA having an aggregate value of USD$3.75 million;

2)	Common shares of Invictus having an aggregate value of USD$3.75 million;

3)	USD$5 million in cash payable over a period of 240 days from the closing date; and

4)	USD$1.5 million in cash for Z3 to purchase equipment and use for working capital purposes.

INVICTUS The Cannabis Company

The consideration also includes performance incentives subject to Z3 achieving gross revenue targets throughout 2020 that consist of:

1)

Common shares of CANA having an aggregate value of USD$1.25 million and common shares of Invictus having an aggregate value of USD$1.25 million if Z3 achieves gross revenue of USD$10 million for the four months ended April 30, 2020;

2)

Common shares of CANA having an aggregate value of USD$1.25 million and common shares of Invictus having an aggregate value of USD$1.25 million if Z3 achieves gross revenue of USD$10 million for the four months ended August 31, 2020;

3)

Common shares of CANA having an aggregate value of USD$1.25 million and common shares of Invictus having an aggregate value of USD$1.25 million if Z3 achieves gross revenue of USD$10 million for the four months ended December 31, 2020;

4)

A total of USD$1.75 million in cash to be paid to the shareholders in equal proportions on January 2021 and June 2021; (ii) common shares of the Company having an aggregate value of USD$1 million; and (iii) common shares of Invictus having an aggregate value of USD$1 million if Z3 achieves each of the above listed gross revenue goals, totaling minimum of USD$30 million for the 12 months ended December 31, 2020;

5)

USD$8.5 million in cash and USD$4.25 million in shares of CANA and USD$4.25 million in shares of Invictus to be paid to the shareholders in 2021 if Z3 achieves USD$80 million in the 12 months ended December 31, 2020.

“This acquisition represents the next step forward in our partnership with CannAmerica and CBDC as we progress toward extracting CBD isolate for the United States market,” said George E. Kveton, President and CEO of Invictus.

“From the beginning, our goal has been to own the entire process from supply to distribution in order to ensure only the best products come from our facility and end up safely in the hands of consumers and patients around the world. We’re poised to take an important step in achieving this goal in 2019 and our new partnerships will only fuel additional growth as we aim to educate and serve the masses,” said Jacob Tupper, Co-founder and Chairman of Z3 Sciences. “With this new partnership and expansion in our Colorado facility we anticipate extracting more than 50,000 pounds (22,700 kgs) per month.” added Ben Metzker, Co-founder of Z3 Sciences.

“The acquisition of a top-quality extractor is expected to give our partnership the ability to immediately generate revenue, fill current and new orders for CBD products, and meet the growing demand for high quality CBD products in the United States. While Z3 does have existing contracts for its CBD isolate CannAmerica plans to eventually use Z3 produced CBD isolate in CannAmerica branding products as well as create an entire line of CBD products,” said Dan Anglin, CEO and Co-Founder of CannAmerica.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

INVICTUS The Cannabis Company

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 percent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd. (“Future Harvest”), a high-quality fertilizer and nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 70 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

About CannAmerica Brands Corp.

CannAmerica Brands is a U.S. marine veteran founded and operated portfolio of cannabis brands with licensing agreements in the states of Colorado, Nevada and Maryland. The Company aims to maximize the value of its brands by employing strong brand management teams, marketing and licensing the brands through various distribution channels, including dispensaries, wholesalers and distributors, in the United States and internationally. The Company’s core strategy is to enhance and monetize the global reach of its existing brands, and to pursue additional strategic acquisitions to grow the scope and diversity of its brand portfolio. For more information, please visit www.cannamericabrands.com.

INVICTUS The Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the Company’s plan to enter into a definitive joint venture agreement and the joint venture’s ability to extract CBD isolate from hemp biomass are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company’s joint venture will be successful in extracting CBD isolate from hemp biomass and that the Company will be successful in entering into a definitive joint venture agreement. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the joint venture will not be successful in extracting CBD isolate from hemp biomass and/or the Company will not be successful in reaching a definitive joint venture agreement. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.